EXHIBIT 6.2

June 15, 2015

For Value Received, Ronal Ford (Ronn) and Ronn Motor Group, Inc (The Company) (Collectively Borrower) promises to pay to Cabral Holdings, LLC. or its registered assigns, (The Holder) the principal sum of Twenty Thousand ($20,000) (The “Initial Principal Amount), With Interest from the date of this Promissory Note on the Unpaid Principal balance at a rate equal to 7% per annum. Compounded annually, payable in full or installments upon the company receives funding in excess of $250,000 dollars.

Additionally Ronn Motor Group, Inc. promises to pay Cabral Holdings $4,150.00 for monies paid for video settlement.

In Witness Thereof, the Company has caused this Promissory Note to be issued as of the date first written above.

Ronal Ford (Maxwell) Ronn Motor Group, LLc, a Delaware Company

Title: CEO

AGREED AND ACKNOWLEDGED BY HOLDER:

Title:. Principal